UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
To
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

NAVISION A/S
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

Kingdom of Denmark
(Jurisdiction of Subject Company's Incorporation or Organization)

MICROSOFT CORPORATION
(Name of Person(s) Furnishing Form)

Ordinary Shares, nominal value DKK 1 per share
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Lars Larsen
Navision a/s
Frydenlunds Allé 6
2950 Vedbæk
Denmark
Telephone: +45 4567 8000
(Name, Address (including zip code), and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 13, 2002
(Date Tender Offer/Rights Offering Commenced)

Item 1. The attached leaflet is a Danish translation of the leaflet mailed on June 26, 2002.

Explanatory Leaflet

Recommended Offer for

NAVISION®

The Way to Grow

by

Microsoft®

This explanatory leaflet contains answers to certain frequently asked questions regarding the recommended offer by Microsoft Corporation ("Microsoft") for Navision a/s ("Navision") as well as certain additional information relevant to Navision's shareholders.

The information contained in this leaflet should be read in conjunction with the Offer Document and the Acceptance Form that were sent to Navision's registered shareholders on 13 May 2002. A further copy of the Offer Document (white) and the Acceptance Form (inserted in the Offer Document – yellow) are enclosed herewith as a service to Navision's shareholders. The enclosed Offer Document and the Acceptance Form are identical to the Offer Document and the Acceptance Form previously distributed to Navision's registered shareholders.

If you have any questions, please call Danske Bank A/S, Corporate Actions, at +45 43 39 49 69 or contact your custodian bank or stockbroker.

If you have already accepted the Offer, you do not have to do anything. You may however still find this leaflet of interest to you.

If you have not accepted the Offer, this document is important and requires your immediate attention.

The Offer to Navision Shareholders is:

DKK 300 per Navision share
paid in cash
or Microsoft shares

The enclosed Offer Document is identical to the Offer Document previously distributed to Navision's registered shareholders. As a service to you we have enclosed an additional copy of the Offer Document.

This leaflet is accompanied by:



Offer Document
The Offer Document (coloured white) sets out in detail the terms and conditions of the Offer, and includes the Acceptance Form as Attachment A.

Acceptance Form (coloured yellow - inserted in the Offer Document)
To accept the Offer you must complete, sign and return the Acceptance Form to your custodian bank or stockbroker. We recommend that you do that well before 5 July 2002, 20:00 Danish time.

Microsoft

Dear Navision shareholder: We would like to purchase your shares up to and including 5 July 2002

Effective 13 May 2002, Microsoft submitted a voluntary offer to the shareholders of Navision for the purchase of all shares in Navision.

The Offer

Microsoft is offering Navision shareholders the choice of DKK 300 in cash per share, or, should a shareholder so desire, the exchange of his shares for an equivalent value in shares of Microsoft. The exchange ratio will be published after the expiry of the offer period.

The board of directors of Navision has unanimously recommended the Offer to Navision's shareholders. All the terms and conditions of the Offer are stated in Microsoft's Share Purchase and Exchange Offer (the Offer Document).

The Danish tax authorities have approved that the share exchange will be tax-free under Danish tax laws and regulations for the shareholders who elect to exchange their Navision shares for Microsoft shares. The approval is subject to the condition that Microsoft has not received acceptances for 90 per cent or more of Navision's share capital before 1 July 2002 (the date of the coming into force of the amendment of the new Act on Capital Gains on Shares). Microsoft will announce on, or as soon as possible after, 1 July 2002 via the Copenhagen Stock Exchange whether this condition is fulfilled.

Acceptance of the Offer

Acceptance of the Offer is indicated by filling in the Acceptance Form which is inserted in the Share Purchase and Exchange Offer. Navision Shareholders will accept the Offer via their custodian bank or stockbroker.

The Offer will expire on 5 July 2002 at 20:00 hours Danish time.

Information to the Shareholders of Navision from Microsoft 24 June 2002

In connection with Microsoft's Offer to the Navision Shareholders announced through the Copenhagen Stock Exchange, with effect from 13 May 2002, Microsoft is pleased to provide the following summary information in relation to the Offer.

The information contained herein summarises and supplements the information contained in the Offer Document, but does not amend the terms and conditions of the Offer. In the event of any discrepancies between the information set out herein and the Offer Document, the Offer Document shall be the governing text.

Capitalised terms used in the Offer Document and not otherwise defined in the leaflet shall have the same meaning herein as in the Offer Document.

1. Questions and answers to the Microsoft Share Purchase and Exchange Offer to Navision Shareholders

Q1.: What is the Offer?

A: An offer by Microsoft Corporation to purchase all existing Navision Shares from Navision's shareholders.

Q2.: What will I receive if I accept the Offer?

A: For each Navision Share you hold you will receive DKK 300 payable in either cash or Microsoft Shares at your choice. If you choose to receive Microsoft Shares, the number of Microsoft Shares you will receive for each Navision Share will be the equivalent number of Microsoft Shares that DKK 300 will purchase closely before the settlement of the Offer. The Offer Document details how this is calculated. If you choose to receive Microsoft Shares, you should be aware that, at the time you make this choice, you will not know the exact number of Microsoft Shares that you will receive for your Navision Shares.

Q3.: What will happen if as consideration I choose to receive Microsoft Shares, and the number of Navision Shares that I presently hold does not correspond to a whole number of Microsoft Shares?

A: Then you will receive as many whole Microsoft Shares as your Navision shares entitle to and a cash amount representing the value of any fractional Microsoft Share that you have not received. Such cash amount will be taxable as stated below.

Q4.: Does the Board of Directors of Navision recommend the Offer?

A: Yes. The Board of Directors of Navision has unanimously decided to recommend the Offer. Moreover, the founders of Navision and a number of other closely related shareholders, representing more than 60 percent of the share capital, have already irrevocably accepted the Offer.

Q5.: Are there any conditions attached to Microsoft's Offer?

A: Yes. The Offer is conditional upon Navision Shareholders holding more than 90 per cent of Navision Shares accepting the Offer, all approvals from relevant antitrust authorities having been obtained and certain other conditions as set out in more detail in the Offer Document. The Offer will only be completed if and when all conditions are fulfilled or waived by Microsoft.

Q6.: What do I need to do now?

A: If you decide to accept the Offer, you must complete the yellow Acceptance Form attached to the Offer Document and submit it to your custodian bank or stockbroker with instructions for the custody bank or stockbroker to forward the Acceptance not later than on 5 July 2002 at 20:00 hours (8:00 p.m.) Copenhagen time to Danske Bank A/S. You will find the yellow Acceptance Form in the Offer Document. **If you have already accepted the Offer via your custody bank or stockbroker or submitted the Acceptance Form to your custody bank or stockbroker, you do not have to do anything.**

Q7.: When do I need to send in my Acceptance Form?

A: You must fill out and sign the Acceptance Form and send it to the custodian bank or stockbroker handling your Navision Shares well in advance for your custodian bank or stockbroker to process and forward your Acceptance Form to Danske Bank A/S not later than on 5 July 2002 at 20:00 hours (8:00 p.m.) Copenhagen time. We therefore recommend that you contact your bank or stockbroker well in advance of 5 July 2002 at 20:00 hours (8:00 p.m.) Copenhagen time.

Q8.: Can I withdraw my acceptance?

A: Once Danske Bank A/S, Corporate Actions has received your acceptance, it is binding and irrevocable, except under certain limited circumstances, which are more fully described in the Offer Document, Section 12.1.11.3. In addition, and consistent with the Copenhagen Stock Exchange's general interpretation of the Danish Takeover Order, your Acceptance is not binding on you if Microsoft has not announced at the latest two Business Days following the expiry of the Offer Period (including any extension(s) thereof) that the Offer Conditions are fulfilled or waived.

Q9.: When will it be announced whether the Offer Conditions are fulfilled or waived by Microsoft?

A: Microsoft currently expects to announce whether the Offer Conditions are fulfilled or waived on 8 July 2002, in accordance with the indicative timetable set out below.

Q10.: When do you expect the Offer to be completed and payment to take place?

A: Microsoft currently expects the Offer to be completed on 11 July 2002 and expects payment to take place on 12 July 2002, in accordance with the indicative timetable set out below. However, certain events may result in an extension of the currently expected timetable. In such case Microsoft will endeavour as soon as practicable to announce a revised time table.

Q11.: Will the antitrust authorities approve the transaction?

A: In advance of making the Offer, Microsoft made a thorough competition law analysis of the proposed acquisition of Navision. The outcome of the analysis was that the proposed transaction would not give rise to competition law issues that would constitute impediments to the execution of the transaction. The approvals already obtained from most of the competition authorities confirm that Microsoft's initial analysis is still valid. Applications for approval have been filed where required, i.e. in Germany, Austria, the UK, Ireland, Italy and the Czech Republic. Approval has now been obtained from the antitrust authorities in Germany, Italy, Ireland and the Czech Republic. Decisions from the antitrust authorities in Austria and the UK are expected shortly and not later than on 5 July 2002. As a contingency against the unexpected, Microsoft has sought and, subject to certain conditions, obtained an exemption from the Danish Securities Council to extend the Offer Period until 31 August 2002. The exemption can only be used, if – contrary to expectation – a delay should occur in the antitrust authorities' approval processes. Microsoft does not currently expect to make any use of this exemption.

Q12.: May the Offer Period be extended?

A: Yes. Microsoft has reserved its right to extend the Offer Period. Any extension of the Offer Period will be announced through the Copenhagen Stock Exchange and in Danish newspapers and by mail to all registered Navision Shareholders.

Q13.: Will I realise a taxable gain or loss under Danish tax law if I accept payment in cash?

A: Yes, as a general rule, if you transfer your shares for Cash Consideration, this constitutes a disposal of shares in Navision for tax purposes, by which gains and losses will be treated in accordance with the Danish Act on Capital Gains on Shares. Cash payments are not covered by the approval from the tax authorities.

Q14.: Will I realise a taxable gain or loss under Danish tax law if I choose consideration in shares?

A: Yes, as a general rule, the transfer of your Navision Shares against Microsoft Shares pursuant to the terms of the Offer constitutes a disposal of shares in Navision for tax purposes as described above.

However, Microsoft has obtained the Danish tax authorities' approval that Shareholders may elect to carry out the exchange of shares (Navision Shares for Microsoft Shares) without triggering capital gains taxation, subject to the condition that Microsoft has not received binding and irrevocable acceptances for 90 per cent or more of the Navision Shares before 1 July 2002. See Section 3 below for more information. As a consequence, if the condition is fulfilled the Microsoft Shares received will be treated as if they were purchased at the same time and at the same price as the Navision Shares. The length of time you have owned the Navision Shares is of no relevance for carrying out the tax-free share exchange.

By the exchange of shares you will receive a whole number of Microsoft Shares for your Navision Shares. In addition, if the Navision Shares that you presently hold do not correspond to a whole number of Microsoft Shares, you will receive a small amount in cash instead of fractional shares as described in Section 12.1.5.3 of the Offer Document. This cash amount will be subject to taxation according to the Danish Act on Capital Gains on Shares.

Q15.: Does it make any difference for tax purposes under Danish tax law whether I accept the Offer before or after 1 July 2002?

A: No, in both situations you will be able to elect the share exchange to be carried out tax-free provided that the condition mentioned above is fulfilled.

Q16.: Will I realise a taxable gain or loss under Danish tax law if I accept the contemplated mandatory offer from Microsoft or if my Navision Shares are compulsorily acquired by Microsoft as described in Section 3.9 and 3.10 of the Offer Document?

A: The mandatory offer and the compulsory acquisition will be for cash consideration only and cash payments are not covered by the approval from the tax authorities. So yes, as a general rule, if you transfer your Navision Shares to Microsoft for cash consideration, gains and losses will be treated in accordance with the Danish Act on Capital Gains on Shares. See Section 4 below for more information.

In any case, we urge you to consult your own tax adviser to determine the tax consequences specific to your situation.

Q17.: How can I get copies of the Offer Document?

A: The Offer Document is enclosed herewith. Further copies of the Offer Document are available in a Danish and an English language version from

Danske Bank A/S
Corporate Actions
Holmens Kanal 2 – 12
DK – 1092 Copenhagen K
Telephone: +45 43 39 49 69
Fax: +45 43 39 49 54

2. Indicative Timetable for the Offer

Assuming that Microsoft on 8 July 2002 has announced that all Offer Conditions have been fulfilled or waived on 8 July 2002, the indicative timetable is as follows:

Date	Event
5 July 2002	Offer Period expires
8 July 2002	Microsoft will announce through the Copenhagen Stock Exchange whether all Offer Conditions have been fulfilled or waived.
9 July 2002 (1)	Microsoft will announce the Exchange Ratio
11 July 2002	Closing Date
12 July 2002	Expected date for settlement through banks, custodians and brokers

(1) Assuming the above timetable, the Exchange Ratio would be based on the average Closing Price (the closing sales price as of 16:00 hours (4.00 p.m.) Eastern Time) of Microsoft Shares on the NASDAQ Stock Market, and the average exchange rate DKK to USD quoted by the Danish National Bank, on 1, 2, 3, 5 and 8 July 2002 (4 July is public holiday in the United States).

The above dates are subject to change if the Offer Period is extended or if Microsoft has not on 8 July 2002 announced that all Offer Conditions have been fulfilled or waived. While Microsoft currently believes that the Offer will be completed within the timetable indicated, any extension of the Offer Period and certain events outside the control of Microsoft and Navision (such as any delay in obtaining the necessary approvals from antitrust authorities) could extend the actual timetable compared to the timetable set out above. If that were to be the case, Microsoft will make an announcement to that effect, as soon as practicable after Microsoft may have determined that the Offer Conditions will not be fulfilled or waived by 5 July 2002, and in each such case Microsoft will endeavour as soon as practicable to announce a revised indicative time table.

3. Approval from the Danish tax authorities of tax-free share exchange

On 17 May 2002 the Danish Parliament passed the expected amendment to the Danish Act on Capital Gains on Shares according to which an exchange of shares can be carried out tax-free although the cash part of the aggregate consideration to the Navision Shareholders exceeds ten per cent. The amendment will take effect as of 1 July 2002. As provided in Section 13.1.1.5 of the Offer Document, Microsoft has submitted an application to the Danish tax authorities for obtaining approval for the share exchange to be tax-free according to the amended Section 13 of the Danish Act on Capital Gains on Shares. Microsoft received such approval on 17 June 2002, however subject to the condition that Microsoft has not received binding and irrevocable acceptances for 90 per cent or more of the Navision Shares before 1 July 2002. Microsoft will announce on, or as soon as possible after, 1 July 2002 via the Copenhagen Stock Exchange whether the condition is fulfilled.

4. Additional information regarding the mandatory offer

In accordance with Section 3.9 of the Offer Document, upon and conditional upon the Offer Conditions being fulfilled or waived and after the Closing of the Offer, Microsoft shall in accordance with applicable Danish law commence a mandatory offer to any remaining Navision Shareholder. The mandatory offer will be an offer for Cash Consideration only, and thus no Stock Consideration will be offered in the mandatory offer.

Following the Closing of the Offer, it is further Microsoft's current intention to request the board of directors of Navision to call for a general meeting, at which Microsoft will propose that a redemption clause be inserted in Navision's articles of association. Subsequently, Microsoft will seek to redeem the shareholders who have not accepted the mandatory offer and apply to the Copenhagen Stock Exchange for a delisting of Navision.

Order If you as a Navision shareholder have not received a copy of Microsoft's Share Purchase and Exchange Offer including the Acceptance Form, you can order a copy from: Danske Bank, Corporate Actions, Tel: +45 43 39 49 69

[Microsoft Letterhead]

Copenhagen Stock Exchange
Nikolaj Plads 6
DK-1067 Copenhagen K
Fax: 33 12 86 13

FOR PUBLICATION

27 June 2002

Share Purchase and Exchange Offer regarding Navision a/s—Approval from the Austrian Antitrust Authorities

In continuation of Navision a/s' announcement on 25 June 2002, including explanatory leaflet regarding Microsoft Corporation's share purchase and exchange offer on Navision, Microsoft is pleased to announce that on 25 June 2002 Microsoft received approval from the Austrian antitrust authorities of Microsoft's contemplated acquisition of Navision. Antitrust approvals have thus now been obtained in Germany, Austria, Ireland, Italy and the Czech Republic and only approval from the antitrust authorities in the United Kingdom remains outstanding for Microsoft to have obtained all required antitrust approvals. As mentioned in the explanatory leaflet, this approval is expected on or before 5 July 2002.

Yours sincerely,

Microsoft Corporation

Item 2. Legends were mailed to US holders along with leaflet and the advertisement.

The Share Purchase and Exchange Offer is not being made directly or indirectly in or into the provinces of Canada other than Ontario, Quebec, and Alberta or in or into Australia or Japan, and the Offer does not apply and cannot be accepted from within the provinces of Canada other than Ontario, Quebec, and Alberta or within Australia or Japan.

The Offer is not an offer in any jurisdictions in which the making of such offer would require an additional prospectus, registration or, subject to certain exceptions, measures other than those required pursuant to Danish law. The Offer Document may not be distributed in any country in which such distribution of the Offer would require measures other than those required pursuant to Danish law or in which they would conflict with regulations in such country.

Except as disclosed in the Offer Document, Microsoft has not, to this date, made any other purchase of, or entered into any other arrangement to purchase Navision Shares. However, in the future, Microsoft may purchase Navision Shares otherwise than under the Offer, such as in the open market or privately negotiated transactions. Such purchases may be made either directly or through a nominee or broker, and shall comply with any applicable rules of Danish law, including the Danish Takeover Order and the rules of the Copenhagen Stock Exchange. Microsoft shall disclose in the United States, by means of a press release or other means reasonably calculated to inform US Shareholders of Navision, information regarding such purchases of Navision Shares outside the Offer to the extent such information is made public in Denmark, including pursuant to the rules of the Copenhagen Stock Exchange.

This Offer is made for the securities of a Danish company, Navision. The Offer is subject to disclosure requirements of a country that are different from those of the United States. Financial statements regarding Navision included or referred to in the Offer Document have been prepared in accordance with accounting standards that may not be comparable to the financial statements of Microsoft or other US companies.

The Microsoft Shares have not been approved or disapproved by the SEC, any State securities commission in the United States or any other US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the Microsoft Shares or the accuracy, adequacy or completeness of this document. Any representation to the contrary is a criminal offence in the United States.

* Legends were mailed along with the leaflet to US holders, but not to other holders.

** Along with the leaflet, the Offer dated May 13, 2002 was also sent on May 14, 2002 to US holders. US holders also received the advertisement filed on June 21, 2002.